Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE, GOGO ENABLING CONNECTIVITY AT 30,000 FEET

GOGO using DragonWave’s Horizon Quantum and Horizon Compact+ to support service expansion on airline fleets and business jets

Ottawa, Canada, January 22, 2014  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has been selected as a provider for microwave solutions for backhaul connectivity for Gogo as part of the service provider’s ongoing expansion efforts. Gogo is a leading provider of in-flight services, having equipped more than 2,000 commercial aircraft and more than 6,500 business jets with its exclusive online solutions. The DragonWave Horizon Quantum and Horizon Compact+ radios offer the performance parameters for linking Gogo’s remote tower locations back into a wired network.

“Our requirements are unique in that we needed to find a cost effective, reliable and quick solution to link our customers back into a wired network from our remotely positioned towers,” said Anand Chari, Gogo’s Chief Technology Officer. “We’ve selected DragonWave, as we’ve had a strong relationship with them over the past few years and have had reliable performance, service and support of the company’s products, which, in turn, has helped us provide a reliable quality of service to our inflight customers”

DragonWave’s links are designed into the Gogo network by Future Technologies Venture, LLC.  “Future Technologies is very pleased to be the lead system designer and equipment provider on this innovative backhaul project,” said Peter Cappiello, Future Technologies President.

Delivering up to 4 Gbps per link, Horizon Quantum split-mount system provides dual-channel capability and high spectral efficiency, capacity, and nodal intelligence, while occupying only half a rack unit and consuming the lowest power per bit of any solution today. Horizon Compact+ integrates a radio and modem into a single outdoor unit that delivers more capacity per channel than any other all-outdoor microwave system currently available.

“We’ve enjoyed helping support the unique vision Gogo is pursuing to provide airline travelers around the world with dependable inflight entertainment services,” said Peter Allen, DragonWave President and CEO. “Probably the best compliment one gets from a customer is repeat business, and we’re committed to help Gogo succeed as they expand their business of connecting passengers to the Internet at 30,000 feet.”

About Gogo

Gogo is the global leader of in-flight connectivity and wireless in-flight digital entertainment solutions. Using Gogo’s exclusive products and services, passengers with Wi-Fi enabled devices can get online on more than 2,000 Gogo equipped commercial aircraft. In-flight connectivity partners include Aeromexico, American Airlines, Air Canada, AirTran Airways, Alaska Airlines, Delta Air Lines, Frontier Airlines, Japan Airlines, United Airlines, US Airways and Virgin America. In-flight entertainment partners include Aeromexico, American Airlines,

Delta Air Lines, Scoot and US Airways. In addition to its commercial airline business, Gogo has more than 6,500 business aircraft outfitted with its communications services.  Connect with Gogo at www.gogoair.com, on Facebook at www.facebook.com/gogo and on Twitter at www.twitter.com/gogo.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

About Future Technologies Venture, LLC

Future Technologies Venture, LLC is a professional services company specializing in the assessment, planning, design, implementation, and support of innovative communications solutions. FT maintains a strong concentration on emerging standards such as Wi-Fi, Small Cell and 4G technologies (UMTS, LTE and Wi-MAX). Through this practice and our knowledge of legacy cellular products (GSM, EVDO, etc.) and Broadband Wireless solutions, Future Technologies consistently distinguishes itself as an industry expert in all aspects of customer network evolution for both PRIVATE and PUBLIC network infrastructure projects throughout the US and World. Future Technologies is headquartered in Atlanta, GA.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts
Nadine Kittle	Russell Frederick	Becky Obbema
Marketing Communications	CFO	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	rfrederick@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2253	Tel: (408) 778-2024